                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                     ------------------------------------



                                SCHEDULE 14D-9

                     ------------------------------------


                     SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934



                          CENTURY PROPERTIES FUND XV,
                       A CALIFORNIA LIMITED PARTNERSHIP
                           (Name of Subject Company)



                          CENTURY PROPERTIES FUND XV,
                       A CALIFORNIA LIMITED PARTNERSHIP
                     (Name of Person(s) Filing Statement)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)



                                      N/A
                     (Cusip Number of Class of Securities)

                     ------------------------------------



                            WILLIAM H. JARRARD, JR.
                                   PRESIDENT
                      FOX CAPITAL MANAGEMENT CORPORATION
                         ONE INSIGNIA FINANCIAL PLAZA
                                P.O. BOX 19059
                       GREENVILLE, SOUTH CAROLINA 29602
                                (864) 239-1300

                 (Name, Address and Telephone Number of Person
         Authorized to Receive Notice and Communications on Behalf of
                        the person(s) filing statement)

                     ------------------------------------

ITEM 1.       SECURITY AND SUBJECT COMPANY.

              The name of the subject company is Century Properties Fund XV, a California limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is One Insignia Financial Plaza, Greenville, South Carolina 29602. The title of the class of equity securities to which this statement relates is the units of limited partnership interest ("Units") of the Partnership.

ITEM 2.       TENDER OFFER OF THE BIDDER.

              This statement relates to an offer by Madison River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 36,000 of the outstanding Units at a purchase price of $120 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated December 17, 1997 (the "Offer to Purchase") and related Assignment of Partnership Interest (which collectively constitute the "Offer"). A Tender Offer Statement on Schedule 14D-1 with respect to the Offer has been filed by the Purchaser, Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Insignia Financial Group, Inc., a Delaware corporation ("Insignia") (collectively, the "Bidders").

              The address of the Purchaser's principal executive offices is One Insignia Financial Plaza, P.O. Box 19059, Greenville, South Carolina 29602.

ITEM 3.       IDENTITY AND BACKGROUND.

              (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

              (b)(1) Fox Capital Management Corporation, a California corporation ("FCMC"), is the managing general partner of the Partnership, and Fox Realty Investors, a California general partnership ("FRI"), is the other general partner of the Partnership (FCMC and FRI hereinafter are collectively referred to as the "General Partner").

              FCMC is organized as a California corporation, and FRI, the other general partner, is organized as a California general partnership. The managing general partner of FRI is NPI Equity Investments II, Inc. ("NPI Equity"), which (prior to December 1996) was a wholly-owned subsidiary of National Property Investors, Inc. ("NPI"). In January 1996, IFGP Corporation, which is a wholly-owned subsidiary of Insignia, acquired all of the outstanding stock of NPI (and thus all of the outstanding stock of NPI Equity and the managing general partner interest in FRI). In June 1996, Insignia Properties Corporation ("IPC"), which at the time was a wholly-owned subsidiary of Insignia, acquired all of the outstanding stock of FCMC. In December 1996, as part of the formation of IPT, NPI contributed all of the outstanding stock of NPI Equity to IPT and IPC was merged with and into IPT. As a result of the foregoing transactions, each of FCMC and NPI Equity is now a wholly-owned subsidiary of IPT, and IPT controls FCMC and FRI. The Purchaser is a newly formed, wholly-owned subsidiary of IPLP, which is the operating partnership of IPT. IPT is the sole general partner of IPLP (owning approximately 66% of the total equity interests in IPLP), and Insignia is the sole limited partner of IPLP (owning approximately 34% of the total equity interests in IPLP). Insignia and its affiliates also own approximately 67% of the outstanding common shares of IPT. NPI-AP Management, L.P. ("NPI-AP"), which is the property manager for the Partnership's properties, is currently an indirect, wholly-owned subsidiary of Insignia. Insignia acquired NPI-AP in January 1996 in connection with the foregoing transactions. By reason of these relationships, the General Partner has conflicts of interest in considering the Offer.

              Between October 1994 and June 1995, DeForest Ventures I, L.P. ("DeForest") acquired 35,473.17 (or approximately 39.4%) of the outstanding Units, at a purchase price of $132 per Unit, pursuant to a series of tender offers (the "DeForest Tender Offers"). At the time, DeForest was affiliated with the General Partner but was not an affiliate of the Purchaser, IPT or Insignia. As a result of litigation instituted in connection with the DeForest Tender Offers, in March 1995 the General Partner (and certain of its affiliates at the time) entered into an Amended Stipulation of Settlement (the "Stipulation") which, among other things, (i) requires the General Partner to prohibit the Partnership from entering into a "roll-up" transaction involving the General Partner or any of its affiliates prior to January 1, 2000 unless such "roll-up" transaction is approved by Limited Partners holding at least a majority of the outstanding Units owned by persons who are unaffiliated with the General Partner, and (ii) prohibited DeForest and its affiliates from initiating or participating in any tender offer for Units for a period of 24 months following the completion of the DeForest Tender Offers (which period has now expired). In January 1996, in connection with the transactions described in the preceding paragraph, Insignia NPI L.L.C. ("Insignia NPI"), which at the time was a wholly-owned subsidiary of Insignia, acquired from DeForest all of the Units it acquired pursuant to the DeForest Tender Offers. In December 1996, in connection with the formation of IPT, Insignia NPI was merged with and into IPLP. As a result, IPLP now owns all of those Units.

              NPI-AP, which since January 1996 has been an affiliate of Insignia and is an affiliate of IPT, the General Partner and the Purchaser, provides property management services to the Partnership, and since January 1996 Insignia (directly or through affiliates) has performed asset management, partnership administration and investor relations services for the Partnership.

              The Partnership, the General Partner and NPI-AP (which is the property manger for the Partnership) were not affiliates of Insignia prior to January 1996. Accordingly, this section only discusses transactions between the Partnership, on the one hand, and Insignia and its affiliates (including the General Partner and NPI-AP), on the other hand, which have occurred since January 1996.

              Under the Limited Partnership Agreement, the General Partner holds an interest in the Partnership and is entitled to participate in certain cash distributions made by the Partnership to its partners. The General Partner received from the Partnership in respect of its interest in the Partnership cash distributions of $58,000 to date in 1997 and $111,000 in 1996. The Partnership paid NPI-AP property management fees for property management services in the aggregate amounts of $415,000 for the year ended December 31, 1996 and $321,000 for the nine-month period ended September 30, 1997. Insignia and its affiliates do not receive any fees from the Partnership for the asset management or partnership administration services they provide, although, pursuant to the Limited Partnership Agreement, the General Partner and its affiliates are entitled to be reimbursed by the Partnership for the expenses they incur in connection with providing those services. The Partnership reimbursed the General Partner and its affiliates for expenses incurred in connection with asset management and partnership administration services performed by them for the Partnership in the amounts of $165,000 for the year ended December 31, 1996 and $138,000 during the first nine months of 1997. The amount of reimbursements for 1996 and during the first nine months of 1997 include $22,000 and $21,000, respectively, for costs incurred in connection with construction oversight services. During the year ended December 31, 1996, the Partnership paid approximately $8,000 to an affiliate of the General Partner for expense reimbursements in connection with the refinancing of Preston Creek

Apartments. Pursuant to the Limited Partnership Agreement, the General Partner is entitled to receive a partnership management fee equal to 10% of the Partnership's adjusted cash from operations, as and when cash from operations is distributed to the Limited Partners. The fee paid to the General Partner pursuant to this provision was approximately $3,000 for the nine-month period ended September 30, 1997. On January 19, 1996, the Partnership began insuring its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner who receives payments on these obligations from the agent. Insignia and the General Partner believe that the aggregate financial benefit derived by Insignia and its affiliates from the arrangement described in the three preceding sentences has been immaterial.

              As described above, the Purchaser and the General Partner are affiliates of and controlled by IPT, which is controlled by Insignia. The General Partner has conflicts of interest in considering the Offer, including
(i) as a result of the fact that a sale or liquidation of the Partnership's assets would result in a decrease or elimination of the fees paid to the General Partner and/or its affiliates and (ii) the fact that as a consequence of the Purchaser's ownership of Units, the Purchaser (which is an affiliate of the General Partner) may have incentives to seek to maximize the value of its ownership of Units, which in turn may result in a conflict for the General Partner in attempting to reconcile the interests of the Purchaser (which is an affiliate of the General Partner) with the interests of the other Limited Partners. In addition, the Purchaser (which is an affiliate of the General Partner) is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser (which is an affiliate of the General Partner) to purchase Units at a low price and the desire of the Limited Partners to sell their Units at a high price.

              As described in the Offer to Purchase, the Purchaser (which is an affiliate of the General Partner) expects to pay for the Units it purchases pursuant to the Offer with funds provided by IPLP as capital contributions. IPLP in turn intends to use its cash on hand to make such contributions. It is possible, however, that in connection with its future financing activities, IPT or IPLP may cause or request the Purchaser (which is an affiliate of the General Partner) to pledge the Units as collateral for loans, or otherwise agree to terms which provide IPT, IPLP and the Purchaser with incentives to generate substantial near-term cash flow from the Purchaser's investment in the Units. This could be the case, for example, if a loan has a "balloon" maturity after a relatively short time or bears a high or increasing interest rate. In such a situation, the General Partner may experience a conflict of interest in seeking to reconcile the best interests of the Partnership with the need of its affiliates for cash flow from the Partnership's activities.

              If the Purchaser is successful in acquiring more than 9,465.83 Units pursuant to the Offer, IPT (which is an affiliate of the General Partner) will own in excess of 50% of the total Units outstanding and, accordingly, will be able to control the outcome of almost all voting decisions with respect to the Partnership, including decisions concerning liquidation, amendments to the Limited Partnership Agreement, removal and replacement of the General Partner and mergers, consolidations and other extraordinary transactions not involving a "roll-up." Even if the Purchaser acquires a lesser number of Units pursuant to the Offer, however, because IPT already owns (through IPLP) approximately 39.5% of the outstanding Units it will be able to significantly influence the outcome of almost all voting decisions with respect to the Partnership. This means that, other than with respect to "roll-up" transactions, (i) non-tendering Limited Partners could be prevented from taking action they desire but that IPT (which is an affiliate of the General Partner) opposes and (ii) IPT (which is an affiliate of the General Partner) may be able to take action desired by IPT but opposed by the non-tendering Limited Partners.

              Under the Limited Partnership Agreement, Limited Partners holding a majority of the Units are entitled to take action with respect to a variety of matters, including removal of a general partner and in certain circumstances election of new or successor general partners, dissolution of the Partnership, the sale of all or substantially all of the assets of the Partnership, and most types of amendments to the Limited Partnership Agreement. However, as a result of litigation instituted in connection with tender offers by DeForest, an entity affiliated at the time with the General Partner but not with the Purchaser, IPT or Insignia, under the terms of an Amended Stipulation of Settlement entered into in March 1995, the General Partner is required to prohibit the Partnership from entering into a "roll-up" transaction involving the General Partner or any of its affiliates prior to January 1, 2000 unless such "roll-up" transaction is approved by Limited Partners holding at least a majority of the outstanding Units not held by persons affiliated with the General Partner. In general, IPLP and the Purchaser (which are affiliates of the General Partner) will vote the Units owned by them in whatever manner they deem to be in the best interests of IPT, which, because of their relationship with the General Partner, also may be in the interest of the General Partner, but may not be in the interest of other Limited Partners.

              To the best knowledge of the General Partner, except as described in this Schedule 14D-9, there are no other material agreements, arrangements, understandings or any actual or potential conflicts of interest between the Partnership, the General Partner and their affiliates and the Bidders, their executive officers, directors or affiliates.

ITEM 4.       THE SOLICITATION OR RECOMMENDATION.

              Because of the existing and potential future conflicts of interest described in Item 3 above, the Partnership and the General Partner are remaining neutral and making no recommendation as to whether Limited Partners should tender their Units in response to the Offer.

ITEM 5.       PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

              Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Limited Partners on its behalf concerning the Offer.

ITEM 6.       RECENT TRANSACTIONS AND INTEREST WITH RESPECT TO SECURITIES.

              (a) No transactions in the Units have been effected during the past 60 days by the Partnership or the General Partner or, to the knowledge of the General Partner, by any of its current or former executive officers, directors or affiliates.

              (b) To the knowledge of the Partnership, neither the General Partner nor any of its current or former executive officers, directors or affiliates intends to tender pursuant to the Offer any Units beneficially owned by them.

ITEM 7.       CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

              None.

ITEM 8.       ADDITIONAL INFORMATION TO BE FURNISHED.

              None.

ITEM 9.       MATERIAL TO BE FILED AS EXHIBITS.

              (a) Form of cover letter to Limited Partners of the Partnership dated December 17, 1997.

              (b)     None.

              (c)     None.

                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 1997

                                    CENTURY PROPERTIES FUND XV,
                                    a California limited partnership

                                    By:      Fox Capital Management Corporation
                                             Its Managing General Partner


                                    By:      /s/ William H. Jarrard, Jr.
                                             ---------------------------
                                             William H. Jarrard, Jr.
                                             President

                                 EXHIBIT INDEX




         EXHIBIT NO.                  DESCRIPTION

             (a) Form of cover letter to Limited Partners from the Partnership, dated December 17, 1997.

             (b)          None.

             (c)          None.